THOMSON REUTERS STREETEVENTS	Filing pursuant to Rule 425 under the Securities Act of 1933, as amended Filer: Tele2 AB Subject Company: Com Hem Holding AB Commission File No.: 000-30918
EDITED TRANSCRIPT TEL2 B.ST - Q4 2017 Tele2 AB Earnings Call EVENT DATE/TIME: FEBRUARY 02, 2018 / 9:00AM GMT

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FEBRUARY 02, 2018 / 9:00AM, TEL2 B.ST - Q4 2017 Tele2 AB Earnings Call

CORPORATE PARTICIPANTS
Allison Kirkby Tele2 AB (publ) - President & CEO
Erik Strandin Pers Tele2 AB (publ) - Head of IR
Lars Nordmark Tele2 AB (publ) - Group CFO and EVP
CONFERENCE CALL PARTICIPANTS
Henrik Herbst Crédit Suisse AG, Research Division - Research Analyst
Irina Idrissova RBC Capital Markets, LLC, Research Division - Assistant VP
Lena Osterberg Carnegie Investment Bank AB, Research Division - Head of Research of Sweden, Head of Technology Hardware Equipment, & Financial Analyst
Robert Slorach Handelsbanken Capital Markets AB, Research Division - Research Analyst
Stefan Gauffin DNB Markets, Research Division - Analyst
Thomas Heath Danske Bank Markets Equity Research - Analyst
Ulrich Rathe Jefferies LLC, Research Division - Senior European Telecommunications Analyst
Victor Höglund SEB, Research Division - Analyst
PRESENTATION
Operator
Good day and welcome to the Tele2 Q4 Interim Report 2017 Conference Call. Today’s conference is being recorded. At this time, I would like to turn the conference over to Erik Strandin Pers, Head of IR. Please go ahead.

Erik Strandin Pers - Tele2 AB (publ) - Head of IR
Thank you, Roman. Welcome everyone to Tele2’s Fourth Quarter 2017 Results Call, which we are hosting from London this morning. We will do a presentation, and you will find the slides on tele2.com. And after that, we will do a Q&A as usual. And I have with me here, Allison Kirkby, our President and CEO; and Lars Nordmark, our CFO. Please, Allision, go ahead.

Allison Kirkby - Tele2 AB (publ) - President & CEO
Thank you, Erik, and good morning, everyone. So as you all know, liberating and more connected life remains our ultimate priority, and we saw this drive yet another quarter of solid growth in the fourth quarter with mobile end-user service revenue up 8% on a like-for-like basis, including Netherlands, and that was despite the impact of Roam Like at Home and because we are continuing to deliver very strong growth in the Baltics and in our investment markets.
Net sales were around SEK 8 billion, down a percentage point like-for-like, very much driven by the effects of the consumer credit legislation introduced last year in the Netherlands. And EBITDA was up by 19% to SEK 1.7 billion, mainly driven by the mobile end-user service revenue growth and also Challenger program and synergy benefits. And now having agreed to merge the Tele2 Dutch operations with T-Mobile in the quarter, Netherlands, as you will see, is reported as discontinued. So you got 2 set of numbers to look at this quarter, which I’m sure you are enjoying very much. But the fourth quarter was not just a quarter of strong financial and operational progress, it was also a quarter where we made a number of transformative strategic moves. First, we exited Austria and received the first tranche of proceeds from Hutch; second, we announced the combination of our Dutch business with T-Mobile Netherlands and major and logical next step for us to create a strong customer champion for Dutch consumers and businesses.

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FEBRUARY 02, 2018 / 9:00AM, TEL2 B.ST - Q4 2017 Tele2 AB Earnings Call

And similarly, just a couple of weeks ago, we announced our intention to create a leading integrated connectivity provider in Sweden by merging with Com Hem. The new company will be uniquely positioned to meet the evolving customer needs for seamless connectivity and digital services and create significant value for both Tele2 and Com Hem shareholders. And I would touch on that transaction towards the end of the presentation. So as Lena has said, telcos are boring, Tele2 is not, this is definitely not been a boring quarter for all of us.
So let’s get into the operational highlights, starting first with our Baltics Sea Challenger markets. Sweden, as you know, is still being affected by the Roam Like at Home regulation. So as a result, Mobile end-user service revenue was slightly down 1%. But if you remove the Roam Like at Home impact, we actually grew 1% and EBITDA grew by 3% like-for-like. We were less affected by Roam Like at Home in the Baltics and continued to deliver very strong mobile service revenue growth and EBITDA growth of 9% and 21%, respectively. Therefore, our Baltics Sea Challenger businesses collectively achieved a 26% increase in operating cash flow on a rolling 12-month basis as our mobility for our strategy continues to serve as well with outstanding cash conversion.
In our investment markets, we have great momentum on the back of increased brand awareness, improved customer satisfaction and increasing scale. Kazakhstan delivered another strong increase in mobile end-user service revenue, up 20% -- 26%, sorry, with an EBITDA margin of 28%. The big news in Netherlands is obviously the agreement with T-Mobile to form a combination that significantly improves the ability to take on the Dutch FMC duopoly, while also bringing forward cash returns to the Tele2 group and improving our risk profile going forward. And so for the investment markets as a whole, including the Netherlands, the negative 12-month rolling operating cash flow is almost 80% lower than it was a year ago.
Our Positively Fearless Brands fueled strong progress, both financially and also towards our customer. In the first half of the year, we launched new financial propositions in all of our key markets, and these propositions, including unlimited, continue to be embraced positively by customers with strong uptake across the group and solid progress on ASPU as well as brand preference and customer satisfaction metric. More specifically, the Tele2 brand net promoter scores in all markets year-on-year, supported by our unlimited propositions, which drive ASPU as well as brand perception. And in Sweden, Comviq Christmas campaign brought sales record for the fourth consecutive year.
Our winning cost structure was also strengthened in the quarter with Challenger program run rate savings now exceeding our SEK 1 billion target and also the TDC OpEx synergies are approaching run rate target after only one year from closing. With the combination of both these programs ahead of plan and our top line growth, this resulted in a 2 percentage point increase in group mobile EBITDA margins to 25%.
So moving on to the markets in more detail and first, our Baltics Sea Challenger. In Sweden, in line with recent quarters and putting aside the Roam Like at Home impact, the Swedish market continued to be stable but competitive with intense campaigning in both bundled and SIM-only segments and additional competing brands started to use introduction discounts of the customer acquisition tool. But as you know, our Swedish business was affected by Roam Like at Home and a decline in legacy fixed revenues.
Excluding the Roam Like at Home, mobile end-user service revenue was up 1% with growth in the consumer segment offset by declines in the business segment. And the EBITDA growth was realized as synergies in the TDC integration and Challenger Program benefits were able to compensate -- more than compensate for the effect of Roam Like at Home and the declining fixed and B2B revenues.
So let’s go into the Swedish consumer segment. Here, you can see an underlying trend of solid growth, up 3%, driven by strong growth in Comviq postpaid due to the continued migration from prepaid and, as I said, business by the successful Christmas campaign. Staying true to our purpose of fearlessly liberating people to live a more connected life, we are happy to see there is a strong thirst for data among our Swedish customers as Tele2 postpaid data consumption increased by over 60% on average in the quarter, which allowed us to continue to monetize data as the demand for the larger bundles just keep growing.
Our focus on growth through customer satisfaction is also continuing to show positive signs as both Tele2 and Comviq have maintained an even increased high customer satisfaction scores and increased their net promoter scores compared to the last year with the Tele2 brand named best in class together with Telia in the main brand segment.

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FEBRUARY 02, 2018 / 9:00AM, TEL2 B.ST - Q4 2017 Tele2 AB Earnings Call

Moving on to B2B. And as expected, the market continued to be price competitive, affecting both our fixed and mobile service revenue. We are, however, ahead of expectations on the synergy realization plan from the terminated MVNO contract and headcount reduction and within scope, therefore, to exceed the initial synergy target level of SEK 300 million. And also, we expect to invest a lower integration investment plan as previously expected. The lower costs are helping offset the lower sales as we have not yet recovered from weaker sales in the large enterprise segments in prior quarters, resulting in a decline in net sales of 8% like-for-like. Remember, unusually high sales of low-margin equipment in Q4 last year also contributed to the year-on-year decline. The combined product offering, however, of Tele2 and TDC is not [enabling us to be a full-service provide to our customers, and we remain very excited about the potential of the new contracts we signed in the quarter, including the Swedish Migration Agency and the extended contract with PostNord (inaudible).
So really, it’s been another quarter of winning great names and extending existing contracts. But as I said previously, we won’t recover from the charm that we had in prior quarters probably until the second half of this year where we expect to be back to growth again, but we’re very, very happy with the customer retention and acquisitions that we’ve been seeing in the recent month.
So in summary, B2B synergies and Challenger program are really helping offset the drag on the top line in the quarter.
Moving on to Baltics. Continued commercialization and monetization of 4G investments continue to drive strong top and bottom line development. Net sales growth of 11% was excellent, thanks to an ever-increasing demand for data and premium handsets. Mobile end-user service revenue growth was up 9%, largely driven by higher data consumption, increased ASPU levels and growth in B2B. EBITDA increased 21%, driven by profitable revenue growth and benefits from the challenger program. And the lower investments in mobile broadband versus last year have also had a positive effect on the EBITDA performance.
In the quarter, we saw again a strong ASPU development of 8% as the transition from prepaid to postpaid subscriptions continue and customers traded up to larger data bucket very much encouraged by our new proposition. Smartphone penetration continues to increase, which also supports the uptake of larger data bundles and in the quarter, we saw average data usage per customer more than doubled. Additionally, the focus investment into mobile broadband has seen [a revenue increase of more than 12% and is now established in Tele2 as liberate and connectivity both in the home and on-the-g0. And also, we’re very proud of the moves that we’re making into an improved digital fast customer experience in the Baltics, and we saw great progress in Estonia behind the online-only brand Snapp, which was awarded best website for digital sales. So in general, we continue to be very proud and excited about the continued opportunity in our Baltics business units.
Looking at the investment markets, and we’ll just focus on Kazakhstan first. Net sales were up 7% year-on-year in local currency, driven by continued strong momentum in mobile end-user service revenue, up 26% in local currency, offset by high equipment sales in the same period the year before. This momentum was built from strong customer growth and increasingly large data buckets. EBITDA more than doubled year-on-year as we’ve reached the benefits of the higher ASPU levels, improved scale and integration synergies. And as a result of this excellent momentum, Tele2 Kazakhstan is now cash generative and a first repayment Tele2 group of KZT 3.3 billion, which is approximately SEK 80 million, was made in the quarter for the shareholder loan, and we expect those shareholder loan repayments to continue through the year.
Looking at our CapEx results in a bit more detail. Our customer base grew by 7% year-on-year to just over 6.9 million customers, driven by our expanded distribution network and our successful dual-brand strategy. ASPU was up 17%, driven by higher margin product mix and continued demand for our higher data bundle. As we announced last quarter, the network integration is now complete, and we are now focused on expanding our market-leading 4G coverage to support further untapped customer demands. The upgrades from LTE to LTE Advanced allows these to triple. And we are therefore excited to offer the Kazakh consumers faster speed with our LTE and our LTE Advanced coverage now reaching 73% and 44% of the population, respectively.
And with that, we’ll move into Netherlands, which, after having announced the merger with T-Mobile, is reported as discontinued operation. Net sales declined, as expected, due to the change of the accounting rules with respect to third-party handset sales, WFT and lower fixed legacy revenues. Mobile end-user service revenue, however, was up 70% with a growing mobile customer base increasing by 16% and ASPU growing by 11%. EBITDA was again positive in the quarter, an increase due to the higher mobile revenues, the lower expansion costs and a one-off positive court ruling of SEK 97 million.

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FEBRUARY 02, 2018 / 9:00AM, TEL2 B.ST - Q4 2017 Tele2 AB Earnings Call

We continue to take more than 20% of the postpaid contracts market. However, there are signs that the FMC duopoly is stating to have an impact on the available pool of customers, which resulted in 43,000 net adds, slightly lower than the previous quarter.
According to plan, in terms of the merger -- the combination program, T-Mobile have now taken off the pre-notification phase to create a strong #3 player, which has the resources to met [a strong, long-term challenge to market share of the FMC duopoly, both in mobile and fixed consumer and in B2B for the benefit of all Dutch customers.
So with that, I’m going to hand over to Lars now.

Lars Nordmark - Tele2 AB (publ) - Group CFO and EVP
Thank you, Alison. Let’s turn to the next page for an overview of the mobile end-users service revenue development. As we have talked about, mobile end-users service revenue has grown 8%, including the Netherlands, but in these clients, we’re looking at the continuing operations and reported year-over-year increase came in at 5%. FX effects were quite small this quarter.
On the right-hand side, looking at individual operations. We are seeing positive trends across all our markets. Sweden’s [increase of SEK 13 million was mainly related to the TDC acquisition. It was offset by Roam like at Home, resulting in a like-for-like decrease in mobile end-user service revenue of 1%, which was in line with our expectations. The Baltics contributed SEK 47 million in the quarter, thanks to continued successful data monetization. The biggest contribution this quarter came from Kazakhstan, which increased top line by 18% or SEK 84 million, and came as a result of a continued shift towards higher ASPU bundles.
Moving on to EBITDA. Compared to Q4 last year, we have reported growth of 5%. In Sweden, integration synergies and benefits from the Challenger program exceeded the negative impact from Roam like at Home and thereby delivered a positive EBITDA development. The Baltics delivered an EBITDA that was SEK 56 million higher than last year, which, to a large extent, was explained by top line growth. As per the mobile end-user service revenues, the biggest EBITDA contribution came from Kazakhstan with more than SEK 100 million improvement year-on-year. This is a result of an increased top line, improved scale and successful cost management. In Croatia, we made a provision in the quarter related to doubtful receivables, which had a negative EBITDA impact of SEK 89 million. If we exclude this provision, EBITDA from continuing operations grew by 9% on a like-for-like basis.
Turning to CapEx. Although we had a bit of a catch-up in the quarter from low levels earlier in the year, investments for the quarter were 13% lower than last year. This is primarily explained by lower investments in Sweden as Q4 2016 included some investments related to the new office.
Turning to the next page. We switch from continuing operations to total operations as this is the basis on which we report cash flow. We see that free cash flow decreased by 16% versus the same quarter last year. This was mainly attributable to a big shift in working capital as Sweden went from a positive change in working capital last year to a negative one this year. Working capital, of course, has to be looked at over a longer period and for the full year, we know that we had limited negative cash flow effects from working capital of SEK 135 million. The negative year-on-year development in Q4 was partly offset by a reduced cash consumption in the Dutch business, which is reported as a discontinued operation. Moreover, we consumed less cash at lower Challenger integration cost, which make up the lion share of the green box highlighting one-off items.
As you know, we also like to look at the evolution of cash flow from a longer-term and more operational perspective. If we turn to Slide 21, we have the rolling 12 months operating cash flow, which we define as EBITDA less CapEx. The graph shows operating cash flow split into our Baltics Sea Challenger and group units, including Germany and IoT, our investment markets, and lastly, the Netherlands. As you can see, the Netherlands is now shown as standalone in orange, as this is reported as a discontinued operation. Baltics Sea Challenger and rest of group continue to grow its operating cash flow to record SEK 4.3 billion, reflecting both solid EBITDA development and a disciplined investment policy. Our investment markets, now including Kazakhstan and Croatia, have been on a positive trajectory for the last 2 years and current cash flow positive on a 12-month rolling basis last quarter.

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FEBRUARY 02, 2018 / 9:00AM, TEL2 B.ST - Q4 2017 Tele2 AB Earnings Call

Moving onto debt and leverage. Our economic debt-to-EBITDA decreased compared to last quarter to 1.5, largely related to the proceeds from the sale of Tele2 Austria coming in during the quarter. The chart also shows the upcoming dividend payments of SEK 2 billion, which will take the leverage to approximately 1.8.
Turning to Page 23, where we summarize the Challenger program, which has been a major contributor to our performance over the past years. The program has now been concluded as we reached the run rate benefit target of SEK 1 billion at the end of the quarter with SEK 900 million in the cumulative benefit for the full year 2017. As a CFO, I’m proud to say that we have reached our target with lower investments than anticipated as this came in just north of SEK 700 million compared to our initial estimates of SEK 1 billion.
Some key takeaways from the program include the new operating model with our shared operations in Riga and India, that was introduced fully 2 years ago, an improved way working with customer service that not only have reduced costs, but at the same time, there was increased customer satisfaction.
Lastly, the product portfolio has to be reduced by roughly 3,000 products. Although the program has been concluded, we will continue our mission of improving productivity and striving for operational excellence. And as many of you know, cost consciousness is and will remain one of our key values of Tele2. So in line with its value, new initiative to improve effectiveness and flexibility have already been launched during January 2018.
Now moving onto our guidance for 2018, which is based on continuing operations and constant currencies. We are guiding for mobile end-user service revenue growth of mid-single digits and EBITDA to come in between SEK 6.5 billion to 6.8 billion SEK for the year. We have decided not to guide on net sales this year as we think that the other parameters were the most important and attracted nearly all of the focus. Our CapEx guidance, which excludes spectrum investments, is in the range of SEK 2.1 billion to SEK 2.4 billion. As confirmed in relation to the merger announcement, the Board of Directors has decided to recommend to the AGM an ordinary dividend payment for fiscal year 2017 of SEK 4 per share. And as for leverage, we are confirming our current target of 2x to 2.5x over the medium term.
And with that, I’d like to hand back to Allison.

Allison Kirkby - Tele2 AB (publ) - President & CEO
Thanks, Lars. So let me finish with our priorities moving forward before getting into a brief update on the Hem merger. First and foremost, it all starts with our purpose to fearlessly liberate people to live a more connected life. And that purpose is enabled by our 4 key strategic pillars: Positively Fearless Brands, connecting things that our customers love, a digital fresh customer experience and a winning cost structure. By continuing to leverage these pillars, we will return Sweden to growth despite the headwinds in B2B and Roam like at Home, we’ll fuel industry leading momentum in the Baltics and Kazakhstan, and we’ll prepare to close both mergers in the Netherlands and Sweden. As a result, we will continue to deliver sustainable and growing shareholder value while not losing focus on driving excellence and financial discipline and operational execution in order that our top line momentum continues to go down to bottom line momentum and improved cash generation that fuels increasing shareholder remuneration.
So it really has been an extraordinary year and a very strong quarter, and I’d like to thank all of our Tele2 employees and colleagues for their amazing challenger spirit and many, many contributions without which we would not have been able to deliver this winning set of results.
Then let’s, just before Q&A, talk a bit about the merger with Com Hem. As you know, we announced our intention to create a leading integrated connectivity provider in Sweden through merging with Com Hem. Since the announcement, we have met, both Anders and I, with many of ours and Com Ham shareholders. This strategic rationale is clear and the complementary nature of the 2 businesses are fully understood. The enlarged group will have a greater diversification in terms of services to our customers and will thus have a much more resilient and broad-based cash flow generation.
The majority of cash flows will be driven by connectivity services just as it is today for both Tele2 and Com Ham as rising data consumption drives demand for better fixed and faster mobile connections. Much of this is fueled by video and Com Hem’s leading Digital TV business is, therefore, a great strategic opportunity for the group. Having said that, TV in itself is a limited part of the combined group cash flow given that broadband --

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FEBRUARY 02, 2018 / 9:00AM, TEL2 B.ST - Q4 2017 Tele2 AB Earnings Call

broadband’s entire gross margins and lower CapEx than TV and TV itself will benefit from a reduction in CapEx in the coming years as cable boxes are replaced with lower cost Com Ham hub boxes and of course, further replaced by apps that will provide flexibility in pricing and opportunities for growth and cash generation going forward. There are also significant cost and revenues synergies of SEK 900 million in total, which we have set a level that we believe we can confidently deliver. The cost synergies are clear and based on our track record with TDC, you should feel confident that we will deliver them with excellence and quickly. Our revenue synergies, well, they mainly coming from cross-selling and churn reduction that based on comparable precedents are conservative with further upside, especially on churn reduction.
Several additional possibilities like cross-selling of the digital TV product, cross-selling to B2B customers or cross-selling to both the customers has not even been included in the assumptions and should, therefore, come in talk when they materialize in the future. But the final strategic rationale is all about the attractive financial profile of the new combined company, and I just want to illustrate that a bit further now that we have the full 12 months for both our sales and Com Hem.
In 2017, the continuing operations of Tele2, that’s about that mainly Sweden, Baltics and Kazakhstan, produced an equity free cash flow of SEK 3.1 billion. Com Hem produced an equity free cash flow of SEK 1.5 billion and, well as you know, start to pay taxes of around SEK 300 million per year. If you add the SEK 900 million of annual synergies to this, net of taxes and added interest costs, we’re already looking a group with the ability to generate in the area of SEK 5 billion of annual equity free cash flow, and that is before underlying organic growth continues to build on top of that.
Com Hem shareholders, well as you know, own about 27% of the merged entity and Tele2 shareholders around 73%. So while it’s now up to us to show that we can deliver these synergies and grow the underlying cash flow in the meantime, this illustrates why we think that there is scope to make this a very highly accretive deal for shareholders on both sides, and let’s not forget the investment optionality that Tele2 has around the Dutch and the Kazak assets on the top this.
So with those words, I’d like to finish our presentation and open up for questions.

QUESTIONS AND ANSWERS
Operator
[Operator’s Instructions) And we will now take our first question from Henrik Herbst from Credit Suisse.

Henrik Herbst - Crédit Suisse AG, Research Division - Research Analyst
I just wondered if you could give a little bit of update in terms of your unlimited plans. Is the uptake, I think you said low teens recently, whether that is increasing? And then also in terms of the competition in the consumer market, it sounds like in your release that -- become a little bit more competitive. Can you give any more sort of concrete examples of what you’re seeing?

Allison Kirkby - Tele2 AB (publ) - President & CEO
Hi, Henrik. Thanks for the question. Yes, the unlimited plan, we have spoken about low teens in Sweden and continues about that. Certainly during the Christmas period, you get a lot of tweets on vacation, streaming for their children and themselves, lots of video, and those -- therefore those propositions are very popular, but still in the low teens area and still in absolute terms, a very small percentage of our total base, but growing nicely. In terms of competition in the consumer market, it’s, as I said, stable book competitive. We continue to see in some of the price fighter brands, some various attractive introductory discount, but then the pricing goes back up after the period and despite that, Comviq has just continued to go from strength to strength in that segment. So I think it’s stable but it’s a competitive market, Henrik. And we’re doing great in it. We grew – if you strip out the impact of Roam Like at Home, we grew our consumer business 3% again in the quarter. And as you saw, we have very stronger EBITA and cash generation suite.

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FEBRUARY 02, 2018 / 9:00AM, TEL2 B.ST - Q4 2017 Tele2 AB Earnings Call

Operator
We will move on to our next question from Lena Osterberg from Carnegie.

Lena Osterberg - Carnegie Investment Bank AB, Research Division - Head of Research of Sweden, Head of Technology Hardware Equipment, & Financial Analyst
I have one question. You indicated in the conference call now that you see some additional synergy upside and also you’ve been extremely fast in constructing the synergies for TDC. You expect at full year, so now you’re at a full year run rate already after a little bit more than a year. So I was wondering, are you not being overly conservative with a 5-year time target for the merger with Com Hem and in which areas do you think you would be conservative on the synergies?

Allison Kirkby - Tele2 AB (publ) - President & CEO
Yes. And thank you for the congratulations, Lena, and the continued support is great, thank you. And yes, very -- listen we are -- we always give estimates that we are highly confident in delivering and well with
(technical difficulty)
for that a little bit more, Lena. And TDC was particularly unique in a large chunk of the synergies within the MVNO and contractually, we might have been hailed [to that for actually a further 3 years. But the company that had the MVNO wanted us off of their network much quicker than planned. So that’s why TDC has delivered too quickly and still well. That being said, as we look at all programs, Challenger program included, we try to achieve everything we possibly can as quickly as possible. The reason for the 5 years on the Com Hem synergies is not really from the OpEx point of view. The OpEx synergies will be in the first time 2 years to 3 years. It’s the revenue synergies that we have said could take up to 5 years because the Swedish market is not yet a market that is the consumer market, it’s not yet used to buying converged services. And so that’s why we said it could take up to 5 years. Where we think we’ve been conservative, however, in those revenue synergies is the churn reduction. The revenue synergies are about SEK 450 million per year by start of churn reduction. It is well proven that those operators who sell multiple services reduce churn over time and every additional service you’re selling reduces churn by 3 to 5 percentage points. Our churn reduction only assumes around 1 percentage point reduction over the 5-year period. And so that’s an area where we do believe once we’re able to start working more closely with the Com Hem that we could perhaps start to see a more ambitious set of goals. But it’s too early for us to promise anything at this time, but that’s an area that I think is a big area of opportunity. Lena.

Operator
We move on to our next question from Irina Idrissova from RBC Capital Markets.

Irina Idrissova - RBC Capital Markets, LLC, Research Division - Assistant VP
So, on Sweden, could you just talk about the net add dynamics between the Comviq brand versus the main brand and the postpaid you -- up from -- prepaid to postpaid migration rather, any changes in trend? Then also on your mobile end-user service revenue growth guidance, what are you assuming for growth in Kazakhstan versus the rest of the business, hopefully, in another way? Do you expect the current growth trajectory to continue? And then finally, my question is now that you have -- you will have a converged presence in Sweden post-merger, how do you think about your mobile-focused footprint elsewhere seeing the Baltics, any thoughts about pursuing fixed [preference in those markets as well?

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FEBRUARY 02, 2018 / 9:00AM, TEL2 B.ST - Q4 2017 Tele2 AB Earnings Call

Allison Kirkby - Tele2 AB (publ) - President & CEO
Thanks, Irina. So on net adds, we saw positive postpaid net adds. We never split Comviq and Tele2 down. But from a postpaid consumer perspective, it was another positive quarter of growth. You are seeing prepaid, prepaid has been declining from a number of years. It’s declining further at the moment, particularly driven by Roam Like at Home. So the prepaid to postpaid migration is definitely being accelerated by Roam Like at Home. But we are building great momentum in postpaid and therefore that doesn’t concern us. We also saw some negative net adds in the mobile broadband segment, which is normal for the time of the year, but that’s also being affected by increased fiber rollout in the Swedish market. In terms of mobile end-user service revenue guidance for next year, what we are assuming is low single digits in Sweden, mid-single digits in the Baltics and double digits in Kazakhstan. I can’t say it will be at 26% growth rates in Kazakhstan, that was this quarter, and but we’re still aiming for double-digit growth in Kazakhstan again next year. And then in terms of convergence in Sweden, we build a strong mobility first position first and then we expand from that. And we have still lots of room for opportunity to grow our mobility first position in the Baltics and certainly in Kazakhstan, and we don’t yet see a need or the opportunity to take it beyond mobile only in the Baltics. But the Baltics are core assets for us, they are very much linked to our Swedish asset. And as we progress further with our more integrated position in Sweden, we’ll, of course, continue to compare that to create further opportunities in the Baltics.

Operator
We will now move on to our next question from Robert Slorach from Handelsbanken.

Robert Slorach - Handelsbanken Capital Markets AB, Research Division - Research Analyst
The question on CapEx and the capital sales. Do you see -- the level you’re now guiding, do you see that level as sustainable going forward if we talk about CapEx to sales levels that we’ll be interested to?

Allison Kirkby - Tele2 AB (publ) - President & CEO
Yes, excluding spectrum, pretty much, but, Lars, do you want to take that?

Lars Nordmark - Tele2 AB (publ) - Group CFO and EVP
Yes. I think if you look at the (inaudible), Robert, I mean, Sweden has been around 6% to 7% and that’s kind of what we’re driving for the next year. And the Baltics has been slightly higher than that. And CapEx, obviously, they are growing their network as they grow their customer base, so we see that to be at the same level as well going forward. That’s obviously before any spectrum and any larger kind of 5G potential investments that we see further down the road.

Robert Slorach - Handelsbanken Capital Markets AB, Research Division - Research Analyst
All right. So on 5G investments, you will see that driving up the CapEx level. Is that kind of the base case?

Lars Nordmark - Tele2 AB (publ) - Group CFO and EVP
I think we would take that. We’ll see what used cases will come through, and we will see what those business cases look like before making larger investments in 5G. So we don’t see that coming through before 2020, 2021.

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FEBRUARY 02, 2018 / 9:00AM, TEL2 B.ST - Q4 2017 Tele2 AB Earnings Call

Allison Kirkby - Tele2 AB (publ) - President & CEO
Exactly. Obviously, there will be the Swedish at 700 megahertz in 2019 and that’s going to be announced, but it’s not clear where the consumer use upside of 5G yet and so -- well into 2020 and 2021, as Lars said.

Operator
We will now move on to our next question from Thomas Heath from Danske Bank.

Thomas Heath - Danske Bank Markets Equity Research - Analyst
Two questions, if I may. Firstly on Sweden, at least compared to my own estimates, it’s -- the revenue beat in this quarter was driven by handsets and yet OpEx in totality was pretty much as expected. So I’d assume that handsets, especially in the acquired TDC business, isn’t a very high margin business. So that leaves me wondering a little bit how OpEx came in as low, if you can highlight a little bit what’s going on there if it’s -- if it’s late challenger effects or if it’s TDC or just a mix of everything? And then my second question on the CapEx-denominated internal loan. If you could give an update on the size of that loan now that you’ve started paying it off?

Lars Nordmark - Tele2 AB (publ) - Group CFO and EVP
Right. Thanks, Thomas. So, on the loan, we’re about SEK 2.8 billion, about KZT 114 billion, and that loan is obviously tenge-denominated, and that’s where we were at, at the end of the year. And as far as Sweden is concerned, I mean, when we look at the Q4 and Q4, we see benefits coming through the OpEx side from the step-up program that we have discussed, that was implemented in the beginning of the year, and then we obviously see the Challenger benefits coming through as well. So those are some of the key drivers that drive the OpEx benefits. And then, obviously, we have the TDC synergies coming through with the MVNOP’s being a big part of that.

Operator
We’ll move on to our next question from Stefan Gauffin from DNB.

Stefan Gauffin - DNB Markets, Research Division - Analyst
I was actually mainly interested in the Swedish OpEx as well, but could you take a question on the B2B market in Sweden, how you’re seeing that is developing? And I have seen you’re taking some contract, are you mainly winning on price, are you driving down prices in the market? Then on working capital. What can we expect going forward? I think this was quite a large swing this quarter, so anything on working capital for 2018 will be helpful.

Allison Kirkby - Tele2 AB (publ) - President & CEO
Thanks, Stefan. I’ll take the first question and Lars will do the working capital question. The B2B market in Sweden, yes, we are very happy with some of the successes we’ve had recently. And no, it’s not just about price, it’s -- what we’re really starting to see when we go into these processes is our combined offer of integrated services is really starting to resonate with the customers that are choosing us. And that really builds on the TDC’s ability to be really flexible and understand what customer needs, combined with the broader range of services that we are able to offer as the combined company. Of course, the market remains very price competitive, and we expect that to continue. But based on what we’ve seen in terms of the acquisitions and the retention, I think we will have these headwinds behind us in the second half of 2018, and we will be able to build momentum and market share behind the new combined offer that we can take.

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FEBRUARY 02, 2018 / 9:00AM, TEL2 B.ST - Q4 2017 Tele2 AB Earnings Call

Lars Nordmark - Tele2 AB (publ) - Group CFO and EVP
And on working capital, Stefan, we would expect 2018 to be fairly neutral. If you look at some of the developments that we saw in 2016 and ‘17, we implemented the handset financing program in our Swedish business, which was a big contributor on the receivable side. But that is now approximately at the same levels of volume, so we expect that to be quite neutral.

Operator
(Operator Instructions) Now we move on to our next question from Victor Hoglund from SEB.

Victor Höglund - SEB, Research Division - Analyst
Two questions here, if I may, most have already been taken. I was just wondering if you can say where the big EBITDA drivers are for 2018, what countries do you see contributing, and where do you see the other way around? And then also if you can just give a brief comment on your view on the Holland outlook and all that? That will be, of course, reported in a different way, but then if you can say anything on that, that would be great.

Allison Kirkby - Tele2 AB (publ) - President & CEO
Yes, thanks, Victor. So the big drivers of EBITDA in 2018 are obviously continued data monetization of our ever-increasing larger bucket in our core Swedish and Baltics businesses and then continued great market share and scale benefits in our Kazakhstan business. We’ll obviously continue to get rollover benefit of synergies and Challenger program in the year. And then those will be partly offset by Roam like at Home (inaudible) June, so that’s about 100 to 150 million hits that will be better than the first half of the year and then some of our legacy fixed businesses declining as well. But it’s very much, from a continued operation point of view, the same story as this year. And then on the Netherlands, the outlook there is very much business as usual, aiming to take around 20% of the available market and continuing to build our market position with some of the best customer value for money propositions in the market, at the same time as preparing for the merger with T-Mobile so that we can create even stronger challenger to the FMC duopoly.

Operator
Now we move on to our next question from Ulrich Rathe from Jefferies.

Ulrich Rathe - Jefferies LLC, Research Division - Senior European Telecommunications Analyst
I have 2 related questions. The first one is on convergence in Sweden, (inaudible) stepped up (inaudible), I think, a bit on sort of their conversion ambitions in Sweden. How do you see them potentially attacking or even diluting some of the benefits you would see by sort of trying to lock down the market during the -- in the run-up to the merger closing? Do you think there’s any sort of material risk of them trying to accelerate in the meantime? And the second question sort of related to that, what -- I mean, you’re highlighting sort of conservatism on the aspects of the synergies you gave for Com Hem. What would you consider the main areas of uncertainty in the Com Hem integration project, where would you say are the main challenges?

Allison Kirkby - Tele2 AB (publ) - President & CEO
Okay. Thank you, Ulrich. So, yes, there has been a lot of talk by our main competitor in Sweden about the convergence strategy, but we’ve not really seen any impact in the market as of yet. And they would have a lot do to be able to lock down the market before we did anything, and I see that there’ll be room for both of us to grow in the market because there isn’t converged services today, and we are going to have uniquely best TV products in the market, which we already have the leading market share there. It’s increasingly becoming a platform that would take on more OTT options and will increasingly become app-based that we can move on to all devices.

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FEBRUARY 02, 2018 / 9:00AM, TEL2 B.ST - Q4 2017 Tele2 AB Earnings Call

So I don’t see that as a risk at all to our merger. But we’re always paranoid about competition and we watch every move, but I’m very confident that we will both be able to introduce converged services as and when and do our own thing in our own special ways and create value for customers and shareholders alike. In terms of synergies with Com Hem, no, I haven’t changed my opinion on the ability to achieve those synergies. We are in the early days of discussing how we bring the 2 companies together. I think the great news is we are not culturally dissimilar, so I see the Com Hem sees itself as a challenger in fixed, we see ourselves as a challenger in mobile. We’ll create an even stronger challenger together when we bring in the 2 cultures together. The main area of risk in this time is obviously uncertainty around people, as we mentioned at the time of the announcing. We have 2 retention packages in place that very much incentivize key talent to stay, but also contribute to getting off the ground running on day one and contributing to synergies and then situation [ambition. So it’s all really about culture and people and Anders and I are working very close to ensure that it’s a very smooth transition, and we’re able to go to market quickly with the new combined opportunity for customers.

Operator
We now move on to our next question from Lena Osterberg from Carnegie.

Lena Osterberg - Carnegie Investment Bank AB, Research Division - Head of Research of Sweden, Head of Technology Hardware Equipment, & Financial Analyst
Yes. I was wondering a little bit if you could give us some more detail on the timing of the approval, the expected timing from the comments from regulators?

Allison Kirkby - Tele2 AB (publ) - President & CEO
For Sweden, Lena?

Lena Osterberg - Carnegie Investment Bank AB, Research Division - Head of Research of Sweden, Head of Technology Hardware Equipment, & Financial Analyst
Yes, for the merger with Com Hem.

Allison Kirkby - Tele2 AB (publ) - President & CEO
Yes. No change there. We said it would be second half of the year. We -- from a regulatory point of view, that’s kind of down to timing, it’s very early days, it’s only 2 weeks since the announcement. No filing or anything done yet. But we still expect EGMs after the summer and closing in the second half of the year.

Lena Osterberg - Carnegie Investment Bank AB, Research Division - Head of Research of Sweden, Head of Technology Hardware Equipment, & Financial Analyst
Sorry, did you say that you haven’t filed yet?

Allison Kirkby - Tele2 AB (publ) - President & CEO
No, it’s just too early. We’re just preparing the documentation.

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FEBRUARY 02, 2018 / 9:00AM, TEL2 B.ST - Q4 2017 Tele2 AB Earnings Call

Operator
As there are no further questions in the queue, I would now like to turn the call back to the speakers for any additional or closing remarks.

Allison Kirkby - Tele2 AB (publ) - President & CEO
If there’s no more questions, thank you all for joining the call. And I look forward to meeting a number of you over the coming days, as we go out to meet with analysts and investors.

Erik Strandin Pers - Tele2 AB (publ) - Head of IR
Thank you, everyone.

Operator
That will conclude today’s conference call. Thank you for your participation, ladies and gentlemen. You may now disconnect.

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IMPORTANT INFORMATION
The information included in this transcript is provided for informational purposes only and is neither an offer to sell nor a solicitation of an offer to buy shares of Tele2 or Com Hem. Tele2 intends to file a registration statement on Form F-4 with the Securities and Exchange Commission (the “SEC”) in connection with the transaction. Tele2 and Com Hem expect to mail a merger document, which is part of the registration statement on Form F-4, to security holders of Com Hem in connection with the transaction. This information is not a substitute for the registration statement, merger document or any other offering materials or other documents that Tele2 and Com Hem plan to file with the SEC or send to security holders of Com Hem in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF COM HEM ARE URGED TO READ THE MERGER DOCUMENT CAREFULLY WHEN IT BECOMES AVAILABLE. THE MERGER DOCUMENT CONTAINS IMPORTANT INFORMATION ABOUT THE TRANSACTION INCLUDING CERTAIN RISKS RELATED TO THE TRANSACTION AND SHOULD BE READ BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TRANSACTION. When the merger document becomes available, investors and security holders will be able to obtain free copies of it through the website maintained by the SEC at www.sec.gov. Free copies of the merger document may also be obtained from Tele2, by directing such request to Mr. Erik Strandin Pers, Head of Investor Relations, e-mail: erik.pers@tele2.com, phone: +46 733 41 41 88, or from Com Hem, by directing a request to Ms. Petra von Rohr, Director of IR and Corporate Communications, e-mail: petra.vonrohr@comhem.com, phone: +46 734 39 06 54.
In addition to the registration statement and merger document, Tele2 and Com Hem file annual, quarterly and special reports and other information with the Swedish Financial Supervisory Authority. You may read and copy any reports, statements or other information filed by Tele2 or Com Hem at:  http://www.tele2.com/investors/ and http://www.comhemgroup.se/en/investors/, respectively.
FORWARD LOOKING STATEMENTS
The information in this transcript may contain forward-looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside the control of each respective company or the combined company. Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements. Although managements of each respective company believe that their expectations reflected in the forward-looking statements are reasonable based on information currently available to them, no assurance is given that such forward-looking statements will prove to have been correct. You should not place undue reliance on forward-looking statements. They speak only as at the date thereof and neither Tele2 nor Com Hem undertakes any obligation to update these forward-looking statements. Past performance of Tele2 and Com Hem does not guarantee or predict future performance of the combined company. Moreover, Tele2, Com Hem and their respective affiliates and their respective officers, employees and agents do not undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of the presentation. Additionally, there can be no certainty that the Merger will be completed in the manner and timeframe described in this transcript, or at all.
NO SOLICITATION
This communication does not constitute notice to an extraordinary general meeting or a merger document, nor shall it constitute an offer to sell or the solicitation or invitation of any offer to buy, acquire or subscribe for, any securities or an inducement to enter into investment activity, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.